April 10, 2019

J rgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

       Re: VIA optronics AG
           Draft Registration Statement on Form F-1
           Submitted April 5, 2019
           CIK No. 0001769116

Dear Mr. Eichner:

        Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. In particular, your filing must be amended to provide the audited financial statements required by Rule 8-08 of
Regulation S-X. Further, your Management's Discussion and Analysis section must be amended to address the periods required to be included by Regulation S-X. Refer to Item 303(a) of
Regulation S-K. We will not perform a detailed examination of the draft registration statement and we will not issue comments.

       You may submit a substantive amendment to correct the deficiencies. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz, Assistant Director, at 202-551-
3528 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Gregory A. Schernecke, Esq.